Exhibit 18

February 27, 2014

Immersion Corporation

30 Rio Robles

San Jose, California

Dear Sirs/Madams:

We have audited the financial statements of Immersion Corporation and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included in your Annual Report on Form 10K to the Securities and Exchange Commission and have issued our report thereon dated February 27, 2014, which expresses an unqualified opinion and includes an explanatory paragraph concerning the change in method of accounting for external patent costs. Note 1 to such financial statements contains a description of your change in method of accounting during the year ended December 31, 2013 from capitalizing external costs associated with the patent application process to expensing such costs as incurred. In our judgment, such change is to an alternative accounting method that is preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP